

March 25, 2015

Rodney C. Sacks
Chairman and Chief Executive Officer
Monster Beverage Corporation
1 Monster Way
Corona, California 92879

Re: **Monster Beverage Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 333-201839

Dear Mr. Sacks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Result of Operations, page 48

1. We note that you present gross sales less promotional and other allowance figures at the top of your full GAAP income statements on page 48. In addition, you present and discuss gross sales, a non-GAAP measure, prior to the presentation and discussion of net sales, the most comparable GAAP measure, in your selected financial data on page 40 and in your discussion on page 49. Furthermore, it appears that you reconcile gross sales, the non-GAAP measure, to net sales, the most directly comparable GAAP measure, by presenting this reconciliation in a full non-GAAP income statement which is generally not considered appropriate as it may attach undue prominence to the non-GAAP measure, gross sales. Please revise future filings to present and discuss the GAAP measure net sales, more prominently than the non-GAAP measure, gross sales. In addition, any

reconciliation of the two measures should not be included on your full income statement as this may result in presentation of a full non-GAAP income statement. Refer to the guidance outlined in Item 10(e) of Regulation S-K and Question 102.10 of Staff's Compliance & Disclosure Interpretation on Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

2. We note from your discussion on page 49 that promotional and other allowances have increased $22.1 million from the prior year to $362.2 million for the year ended December 31, 2014. Please provide us a draft disclosure to be included in future filings to describe your promotional and other allowance activities and to discuss what factors or circumstances drive these promotional spending levels that ultimately impact your net sales.

Liquidity and Capital Resources, page 55

3. Your discussion and analysis of cash flows provided by operating, investing and financing activities merely recites the numerical information presented in the consolidated statements of cash flows. Please provide us with, and confirm to us that you will provide in future filings, a robust discussion and analysis of your operating, investing and financing cash flows to address material changes in these cash flows and the underlying drivers of these cash flows. Refer to FRC 501.13b for additional guidance.

4. We note from your disclosures on pages 46 and 47 of Amendment No. 1 to Form S-4 filed on March 12, 2015 by New Laser Corporation that you will incur $280 million of termination expense to certain distributors terminated as part of the expanded US distribution rights transferred to TCCC's distribution network. You further disclose in that filing that the amount of distributor termination expenses have been estimated, taking into account your contractual obligations under the termination provisions of the applicable distribution agreements. Please clarify why your contractual obligation for the aggregate amount of $280 million is not presented in your contractual obligations table on page 57 or discussed in a footnote to the table.

Monster Beverage Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 81

Acquisitions and Divestitures, page 81

5. Please revise the notes to your financial statements in future filings to disclose the nature and significant terms of the milestones that must be achieved for the $625 million of cash payments from TCCC that will be placed in escrow as part to the TCCC transactions, to

be released from escrow following completion of the transactions. Your revised disclosure should also explain why you believe collection of the full $625 million is probable.

10. Commitments and Contingencies, page 97

6. We note from your disclosure on page 101 that you evaluate on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued, if any, or in the amount of any related insurance reimbursements recorded. Please clarify why you do not disclose an estimated range of reasonably possible loss in excess of amounts accrued for the pending litigation you describe on pages 98 through 101. To the extent that you cannot estimate a range of additional loss, please disclose in future filings that such amount cannot be estimated and supplementally (1) describe for us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonable possible loss for disclosure and (2) tell us, for each material matter, what specific factors are causing your inability to provide an estimate and when you expect those factors to be alleviated. Refer to ASC 450-20-50-3 and 50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Robert A. Profusek, Esq.
     Jones Day